

兖州煤业股份有限公司
YANZHOU COAL MINING COMPANY LIMITED

BY FAX

Date: September 30, 2007

To: George K. Schuler
        United States Securities and Exchange Commission ("Commission")
        Division of Corporate Finance
        Tel (202) 551-3718
        Fax (202) 772-9368

From: WU Yuxiang
        Chief Financial Officer
        Yanzhou Coal Mining Company Limited
        Tel (86) 537-538-2319
        Fax (86) 537-538-3311

Re: Yanzhou Coal Mining Company's 20-F for fiscal year ended December 31, 2006

Dear Mr. Schuler:

   We refer to the Commission's comments on our Form 20-F filing for fiscal year ended December 31, 2006, received on September 27, 2007. We are in the process of preparing our responses to the Commission's comments. However, due to the week-long holiday in China in celebration of the country's National Day beginning on October 1, our offices will be closed until October 8, 2007. In addition, we need more time to liaise with our foreign subsidiary to provide responses to your comments with respect to Austar mine. As such, we hereby respectfully submit to the Commission our request for an extension on the submission date from October 10, 2007 (10 business days from the date of receipt of the Commission's comments) to October 31, 2007.

   Thank you in advance for your favourable consideration and the granting of extension. I look forward to receiving your written confirmation for the extension.

With best regards,

WU Yuxiang
Chief Financial Officer